EXHIBIT 99.13

AUDITORS' REPORT TO THE BOARD OF DIRECTORS ON
THE CONSOLIDATED FINANCIAL STATEMENTS OF
INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

We have audited the attached consolidated balance sheet of Infosys Technologies Limited (the Company) and its subsidiaries (collectively called the "Infosys Group") as at March 31, 2006, the consolidated profit and loss account and the consolidated cash flow statement for the quarter and half year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements issued by the Institute of Chartered Accountants of India.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a)  in the case of the consolidated balance sheet, of the state of affairs of the Infosys Group as at March 31, 2006;
(b)  in the case of the consolidated profit and loss account, of the profit of the Infosys Group for the quarter and half year ended on that date; and
(c)  in the case of the consolidated cash flow statement, of the cash flows of the Infosys Group for the quarter and half year ended on that date.

for BSR & Co.

Chartered Accountants

Subramanian Suresh
Partner
Membership No. 83673

Bangalore
April 14, 2006

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Consolidated Balance Sheet as at	Schedule	March 31, 2006	March 31, 2005

SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	138	135
Reserves and surplus	2	6,828	5,090
		6,966	5,225

MINORITY INTEREST		68	-

PREFERENCE SHARES ISSUED BY SUBSIDIARY*	3	-	94
		7,034	5,319

APPLICATION OF FUNDS
FIXED ASSETS	4
Original cost		2,983	2,287
Less: Accumulated depreciation and amortization		1,328	1,031
Net book value		1,655	1,256
Add: Capital work-in-progress		571	318
		2,226	1,574

INVESTMENTS	5	755	1,211
DEFERRED TAX ASSETS	6	65	45
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	7	1,608	1,322
Cash and bank balances	8	3,429	1,576
Loans and advances	9	1,297	1,024
		6,334	3,922
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	10	934	656
Provisions	11	1,412	777
NET CURRENT ASSETS		3,988	2,489

		7,034	5,319

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
* refer to note 23.2.16

The schedules referred to above are an integral part of the consolidated balance sheet.

As per our report attached

for BSR & Co.
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673	and Chief Mentor	President and Managing	and Deputy Managing
		Director	Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L Boyles	Jeffrey Lehman
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director	Director and	Director	Company Secretary and
April 14, 2006		Chief Financial Officer		Senior Vice President - Finance

in Rs. crore, except per share data
Consolidated Profit and Loss Account for the		Quarter ended		Half year ended
		March 31,		March 31,
	Schedule	2006	2005	2006	2005

Income from software services, products and business process management		2,624	1,987	5,156	3,864
Software development and business process management expenses	12	1,422	1,041	2,749	2,033
GROSS PROFIT		1,202	946	2,407	1,831

Selling and marketing expenses	13	152	117	310	234
General and administration expenses	14	217	163	403	312
		369	280	713	546
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION, AMORTIZATION, MINORITY INTEREST AND EXCEPTIONAL ITEM		833	666	1,694	1,285
Interest		-	-	-	-
Depreciation and amortization		144	100	261	174
OPERATING PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEM		689	566	1,433	1,111

Other income, net	15	72	32	67	79
Provision for investments		-	-	-	-
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEM		761	598	1,500	1,190
Provision for taxation	16	81	85	164	179
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEM		680	513	1,336	1,011

Income from sale of investment in Yantra Corporation (net of taxes)		-	45	-	45

NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND BEFORE MINORITY INTEREST		680	558	1,336	1,056
Minority interest		7	-	14	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND MINORITY INTEREST		673	558	1,322	1,056

Balance Brought Forward		2,998	1,248	2,349	750
Less: Residual dividend paid		-	-	-	-
Additional dividend tax		-	-	-	-
		2,998	1,248	2,349	750

AMOUNT AVAILABLE FOR APPROPRIATION		3,671	1,806	3,671	1,806
Dividend
Interim		-	-	-	-
Final		234	176	234	176
Silver Jubilee special dividend		827	-	827	-
Total dividend		1,061	176	1,061	176
Dividend tax		149	25	149	25
Amount transferred to general reserve		242	190	242	190
Balance in profit and loss account		2,219	1,415	2,219	1,415
		3,671	1,806	3,671	1,806
EARNINGS PER SHARE*
Equity shares of par value Rs. 5/- each
Before Exceptional Item
Basic		24.45	19.01	48.17	37.52
Diluted		23.84	18.44	46.88	36.39

After Exceptional Item
Basic		24.45	20.68	48.17	39.19
Diluted		23.84	20.07	46.88	38.02
Number of shares used in computing earnings per share
Basic		27,51,09,907	27,00,94,432	27,44,40,691	26,94,34,087
Diluted		28,23,17,293	27,83,96,419	28,19,73,111	27,77,77,028

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
* refer to note 23.2.17

The schedules referred to above are an integral part of the consolidated profit and loss account.

As per our report attached

for BSR & Co.
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673	and Chief Mentor	President and Managing	and Deputy Managing
		Director	Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L Boyles	Jeffrey Lehman
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director	Director and	Director	Company Secretary and
April 14, 2006		Chief Financial Officer		Senior Vice President - Finance

in Rs. crore
Consolidated Cash Flow Statement for the		Quarter ended March 31,		Half year ended
	Schedule	2006	2005	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax		761	598	1,500	1,190
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		-	1	-	1
Depreciation and amortization		144	100	261	174
Interest and dividend income		(78)	(36)	(130)	(62)
Provisions for investments		-	-	-	-
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(5)	2	-	9

Changes in current assets and liabilities
Sundry debtors		(214)	(284)	(274)	(396)
Loans and advances	17	(38)	(16)	(16)	(44)
Current liabilities and provisions	18	85	19	173	48
Income taxes paid	19	(296)	(101)	(389)	(185)

NET CASH GENERATED BY OPERATING ACTIVITIES		359	283	1,125	735

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	20	(275)	(244)	(535)	(501)
Proceeds on disposal of fixed assets		1	1	1	1
Investments in securities	21	1,450	(154)	1,574	(245)
Interest and dividend income		78	36	130	62

Cash flow from investing activities before exceptional items		1,254	(361)	1,170	(683)

Income from sale of investment in Yantra Corporation		-	49	-	49
Less: Tax on the above		-	4	-	4
Net income from sale of investment in Yantra Corporation		-	45	-	45
NET CASH USED IN INVESTING ACTIVITIES		1,254	(316)	1,170	(638)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		193	140	397	316
Dividends paid during the period, including dividend tax		-	-	(202)	(151)

NET CASH USED IN FINANCING ACTIVITIES		193	140	195	165

Effect of exchange differences on translation of foreign currency cash and cash equivalents		5	(1)	-	(11)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		1,811	106	2,490	251

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		2,145	1,683	1,466	1,538
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	22	3,956	1,789	3,956	1,789

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

The schedules referred to above are an integral part of the consolidated cash flow statement.

As per our report attached

for BSR & Co.
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673	and Chief Mentor	President and Managing	and Deputy Managing
		Director	Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L Boyles	Jeffrey Lehman
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director	Director and	Director	Company Secretary and
April 14, 2006		Chief Financial Officer		Senior Vice President - Finance

in Rs. Crore
Schedules to the Consolidated Balance Sheet as at		March 31, 2006	March 31, 2005

1	SHARE CAPITAL

	Authorized
	Equity shares, Rs. 5/- par value
	30,00,00,000 (30,00,00,000) equity shares	150	150

	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	138	135
	27,55,54,980 (27,05,70,549) equity shares fully paid up
	[Of the above, 25,84,92,302 (25,84,92,302) equity shares fully paid up have been issued as bonus shares by capitalization of the general reserve]

		138	135
	Forfeited shares amounted to Rs. 1,500/- (Rs 1,500/-)
	* For details of options in respect of equity shares, refer to note 23.2.7
	* Refer to note 23.2.17 for details of basic and diluted shares

2	RESERVES AND SURPLUS

	Capital reserve	5	6
	Capital reserve on consolidation	49	-

	Share premium account - As at April 1,	900	461
	Add: Receipts on exercise of employee stock options	571	439
	Income Tax benefit arising from exercise of stock options	72	-
		1,543	900

	Foreign currency translation adjustment	-	(1)

	General reserve - As at April 1,	2,770	2,680
	Less: Capitalized on issue of bonus shares	-	100
	Add: Transfer from the Profit and Loss Account	242	190
		3,012	2,770

	Balance in Profit and Loss Account	2,219	1,415

		6,828	5,090

3	PREFERENCE SHARES ISSUED BY SUBSIDIARY

	Authorized
	0.0005% Cumulative convertible preference shares, Rs. 100/- par value
	Nil (87,50,000) preference shares	-	88

	Issued, Subscribed and Paid Up
	0.0005% Cumulative convertible preference shares, Rs. 100/- par value
	nil (87,50,000) preference shares fully paid up*	-	88

	Premium received on issue of preference shares	-	6
		-	94

	* Refer to note 23.2.16

Schedules to the Consolidated Balance Sheet

4	FIXED ASSETS
in Rs. Crores except as otherwise stated
	Original cost				Depreciation and amortization				Net book value
	As at April 1, 2005	Additions during the year	Deletions/ Retirement during the year	As at March 31, 2006	As at April 1, 2005	For the year	Deletions/ Retirement during the year	As at March 31, 2006	As at March 31, 2006	As at March 31, 2005

Goodwill	41	-	-	41	-	-	-	-	41	41
Land: free-hold	30	4	-	34	-	-	-	-	34	30
leasehold	90	18	4	104	-	-	-	-	104	90
Buildings	731	292	1	1,022	119	61	-	180	842	612
Plant and machinery **	395	181	7	569	218	98	7	309	260	177
Computer equipment **	610	220	73	757	446	179	73	552	205	164
Furniture and fixtures **	341	120	18	443	205	96	18	283	160	136
Leasehold improvements	6	5	-	11	1	3	-	4	7	5
Vehicles	1	1	-	2	-	-	-	-	2	1
Intangible assets **									-
Intellectual property rights	42	-	42	-	42	-	42	-	-	-
	2,287	841	145	2,983	1,031	437	140	1,328	1,655	1,256
Previous year	1,634	728	75	2,287	810	287	66	1,031	1,256

Note: Buildings include Rs.250/- being the value of 5 shares of Rs.50/- each in Mittal Towers Premises Co-operative Society Limited

** Amount includes the retiral of assets which are not in active use, with original cost of Rs. 121 crore and accumulated depreciation of Rs. 121 crore.

			in Rs. crore
Schedules to the Consolidated Balance Sheet as at		March 31, 2006	March 31, 2005

5	INVESTMENTS

	Trade (unquoted) - at cost
	Long- term investments	17	16
	Less: Provision made for investments	15	14
		2	2

	Non-trade (unquoted), current investments, at the lower of cost and fair value
	Liquid mutual funds	753	1,209
		755	1,211
	Aggregate amount of unquoted investments	755	1,211

6	DEFERRED TAX ASSETS

	Fixed assets	57	33
	Sundry debtors	2	3
	Leave provisions and others	6	9
		65	45

7	SUNDRY DEBTORS

	Debts outstanding for a period exceeding six months
	Unsecured
	considered good	-	-
	considered doubtful	8	11

	Other debts
	Unsecured
	considered good*	1,608	1,322
	considered doubtful	2	8
		1,618	1,341
	Less: Provision for doubtful debts	10	19
		1,608	1,322
	* Includes dues from companies where directors are interested	2	-

8	CASH AND BANK BALANCES

	Cash on hand	-	-
	Balances with scheduled banks
	In current accounts *	224	83
	In deposit accounts in Indian Rupees	2,800	1,250
	Balances with non-scheduled banks
	In deposit accounts in foreign currency	-	26
	In current accounts in foreign currency	405	217
		3,429	1,576
	*includes balance in unclaimed dividend account	3	3

			in Rs. crore
Schedules to the Consolidated Balance Sheet as at		March 31, 2006	March 31, 2005

9	LOANS AND ADVANCES

	Unsecured, considered good
	Advances	1	-
	prepaid expenses	32	36
	for supply of goods and rendering of services	10	2
	others	14	16
		57	54

	Unbilled revenues	211	142
	Advance income tax	267	404
	Loans and advances to employees *
	housing and other loans	49	58
	salary advances	63	43
	Electricity and other deposits	16	17
	Rental deposits	16	15
	Deposits with financial institution and body corporate (refer note 23.2.9)	607	280
	Deposits with government authorities	-	-
	Mark to Market on options/due on forward contracts	-	10
	Other assets	11	1
		1,297	1,024
	Unsecured, considered doubtful
	Loans and advances to employees	1	-
		1,298	1,024
	Less: Provision for doubtful loans and advances to employees	1	-
		1,297	1,024
	* includes dues by non-director officers of the company	-	-
	Maximum amounts due by non-director officers at any time during the year	-	-

10	CURRENT LIABILITIES

	Sundry creditors
	capital goods	-	1
	goods and services	12	4
	accrued salaries and benefits
	salaries	9	15
	bonus and incentives	260	199
	unavailed leave	101	77
	for other liabilities
	accrual for expenses	218	141
	retention monies	13	14
	withholding and other taxes payable	89	60
	for purchase of intellectual property rights	20	19
	others	3	5
		725	535
	Advances received from clients	7	29
	Unearned revenue	194	89
	Unclaimed dividend	3	3
	Mark to Market on options/due on forward contracts	5	-
		934	656

11	PROVISIONS

	Proposed dividend	1,061	176
	Provision for
	tax on dividend	149	25
	income taxes*	190	546
	post-sales client support and warranties	12	30
		1,412	777
	* refer to note 23.2.8.

in Rs. crore
Schedules to Consolidated Profit and Loss Account for the		Quarter ended March 31,		Half year ended March 31,
		2006	2005	2006	2005

12	SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES

	Salaries and bonus including overseas staff expenses	1,166	822	2,271	1,637
	Contribution to provident and other funds	25	24	49	45
	Staff welfare	9	6	19	14
	Overseas travel expenses	87	66	165	123
	Traveling and conveyance	6	3	11	5
	Technical sub-contractors	52	36	92	70
	Software packages
	for own use	37	34	72	66
	for service delivery to clients	5	2	11	6
	Communication expenses	16	16	30	29
	Rent	6	4	13	8
	Computer maintenance	6	4	13	8
	Consumables	4	4	8	7
	Provision for post-sales client support and warranties	1	18	(8)	12
	Miscellaneous expenses	2	2	3	3
		1,422	1,041	2,749	2,033

13	SELLING AND MARKETING EXPENSES

	Salaries and bonus including overseas staff expenses	95	70	191	141
	Contribution to provident and other funds	-	-	1	1
	Staff welfare	1	-	2	-
	Overseas travel expenses	22	16	40	29
	Traveling and conveyance	1	1	3	5
	Brand building	11	9	25	17
	Commission and earnout charges	3	9	14	16
	Professional charges	7	4	12	9
	Rent	4	2	8	5
	Marketing expenses	3	3	6	4
	Telephone charges	2	1	4	3
	Communication Expenses	-	-	-	-
	Printing and stationery	-	1	-	1
	Advertisements	1	-	1	1
	Sales promotion expenses	1	-	1	1
	Office maintenance	-	-	-	-
	Insurance charges	-	-	-	-
	Consumables	-	-	-	-
	Software packages
	for own use	-	-	-	-
	Computer maintenance	-	-	-	-
	Rates and taxes	-	-	-	-
	Miscellaneous expenses	1	1	2	1
		152	117	310	234

in Rs. crore
Schedules to Consolidated Profit and Loss Account for the		Quarter ended March 31,		Half year ended March 31,
		2006	2005	2006	2005

14	GENERAL AND ADMINISTRATION EXPENSES

	Salaries and bonus including overseas staff expenses	47	32	90	67
	Contribution to provident and other funds	2	2	4	4
	Staff welfare	-	-	1	1
	Telephone charges	25	18	45	30
	Professional charges	32	17	59	37
	Power and fuel	19	13	36	24
	Office maintenance	22	14	42	26
	Traveling and conveyance	19	14	36	23
	Overseas travel expenses	3	4	8	7
	Insurance charges	7	9	13	16
	Printing and stationery	3	3	6	6
	Rates and taxes	3	2	6	4
	Donations	4	4	8	12
	Rent	3	4	5	8
	Advertisements	4	4	7	6
	Professional membership and seminar participation fees	3	2	5	3
	Repairs to building	5	6	8	10
	Repairs to plant and machinery	3	3	6	5
	Postage and courier	2	1	3	2
	Books and periodicals	2	1	3	1
	Recruitment and training	2	1	4	1
	Provision for bad and doubtful debts	4	6	-	12
	Provision for doubtful loans and advances	-	-	-	-
	Commission to non-whole time directors	-	-	-	-
	Auditor's remuneration		-	-	-
	statutory audit fees	-	-	-	-
	certification charges	-	-	-	-
	others	-	-	-	-
	out-of-pocket expenses	-	-	-	-
	Bank charges and commission	-	-	1	1
	Freight charges	-	-	-	-
	Research grants	-	1	1	1
	Software packages
	for own use	-	-	1	1
	Miscellaneous expenses	3	2	5	4
		217	163	403	312

15	OTHER INCOME

	Interest received on deposits with banks and others*	61	24	88	41
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	17	12	42	21
	Miscellaneous income, net (refer to note 23.2.10)	5	1	6	1
	Exchange differences	(11)	(5)	(69)	16
		72	32	67	79
	*Tax deducted at source	-	8	-	10

16	PROVISION FOR TAXATION

	Income taxes*	91	90	172	184
	Deferred taxes	(10)	(5)	(8)	(5)
		81	85	164	179
	* refer to note 23.2.8.

in Rs. crore
Schedules to Consolidated Cashflow Statements for the		Quarter ended		Half year ended
		March 31,		March 31,
		2006	2005	2006	2005

17	CHANGE IN LOANS AND ADVANCES

	As per the Balance Sheet	1,297	1,024	1,297	1,024
	Less: Deposits with financial institutions and body corporate,
	included in cash and cash equivalents	(527)	(213)	(527)	(213)
	Advance income taxes separately considered	(267)	(404)	(267)	(404)
		503	407	503	407
	Less: Opening balance considered	(465)	(391)	(487)	(363)
		38	16	16	44

18	CHANGE IN CURRENT LIABILITIES AND PROVISIONS

	As per the Balance Sheet	2,346	1,433	2,346	1,433
	Add/ (Less): Provisions separately considered in the cash flow statement
	Income taxes	(190)	(546)	(190)	(546)
	Dividends	(1,061)	(176)	(1,061)	(176)
	Dividend tax	(149)	(25)	(149)	(25)
		946	686	946	686
	Less: Opening balance considered	(861)	(667)	(773)	(638)
		85	19	173	48

19	INCOME TAXES PAID

	Charge as per the Profit and Loss Account	81	85	164	179
	Add: Increase in advance income taxes	(312)	64	(226)	128
	Increase / (Decrease) in deferred taxes	8	1	13	-
	Less: (Increase) / Decrease in income tax provision	519	(49)	438	(122)
		296	101	389	185

20	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS

	As per the schedule 4 to Balance Sheet*	151	140	362	437
	Less: Opening Capital work-in-progress	(447)	(214)	(398)	(254)
	Add: Closing Capital work-in-progress	571	318	571	318
		275	244	535	501
	* Excludes Rs 4 crore, a non-cash item conversion of Leasehold land to Freehold land

21	INVESTMENTS IN SECURITIES *

	As per the Balance Sheet	755	1,211	755	1,211
	Add: Provisions made on investments	-	-	-	-
		755	1,211	755	1,211
	Less: Opening balance considered	(2,205)	(1,057)	(2,329)	(966)
		(1,450)	154	(1,574)	245
	* refer to note 23.2.11 for details of investments and redemptions

22	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD

	As per the Balance Sheet	3,429	1,576	3,429	1,576
	Add: Deposits with financial institutions, included herein	527	213	527	213
		3,956	1,789	3,956	1,789

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

Schedules to the Consolidated Financial Statements for the quarter and Half year ended March 31, 2006

23.  Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Progeon Limited, India ("Progeon"), and wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (Shanghai) Co. Limited ("Infosys China") and Infosys Consulting, Inc., USA ("Infosys Consulting") is a leading global technology services organisation. The group of companies ("the Group") provide end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The Group's operations are to provide solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Group offers software products for the banking industry and business process management services.

23. 1     Significant accounting policies

23.1.1      Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles ("GAAP") under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India ("ICAI") and guidelines issued by the Securities and Exchange Board of India. The company's financial year end is Mar 31, 2006 and any interim financial statements are prepared to conform to the accounting standard on "Interim Financial Reporting". Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Management evaluates all recently issued or revised accounting standards on an on-going basis.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the accounting standard on Consolidated Financial Statements issued by the ICAI. The financial statements of Infosys -- the parent company, Progeon, Infosys China, Infosys Australia and Infosys Consulting have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain/loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company.

Goodwill has been recorded to the extent the cost of acquisition, comprising purchase consideration and transaction costs, exceeds the fair value of the net assets in the acquired company and will be tested for impairment on an annual basis. Exchange difference resulting from the difference due to translation of foreign currency assets and liabilities in subsidiaries is disclosed as foreign currency translation adjustment.

23.1.2      Use of estimates

The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses, using external and internal sources, whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated.Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

23.1.3      Revenue recognition

Revenue from software development on fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the percentage of completion m ethod.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company's right to receive dividend is established.

23.1.4      Expenditure

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

23.1.5      Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

23.1.6      Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased/sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are entirely depreciated in the year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives for the various fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Intellectual property rights	1-2 years

23.1.7      Retirement benefits to employees

23.1.7.a        Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering eligible employees at the company and Progeon. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as at the balance sheet date and as per gratuity regulations for Infosys and Progeon respectively. Infosys fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the "Trust"). Progeon fully contributed all ascertained liabilities to the Progeon Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific investments, as permitted by law.

23.1.7.b        Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions. Certain employees of Progeon were also eligible for superannuation benefit. Progeon made monthly provisions under the superannuation plan based on a specified percentage of each covered employee's salary. Progeon had no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India. From April 1, 2005, a substantial portion of the monthly contribution amount is paid directly to the employees as an allowance and a nominal amount is contributed to the trust.

23.1.7.c        Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining contributions are made to government administered provident fund. The interest rate payable by the trust to the beneficiaries every year is being administered by the government. The company has an obligation to make good the short fall, if any, between the return from its investments and the administered interest rate.

In respect of Progeon, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Progeon make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Progeon has no further obligations under the provident fund plan beyond its monthly contributions.

23.1.8      Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

23.1.9      Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the Group's accounting policy.

Monetary current assets and monetary current liabilities denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

23.1.10      Forward contracts in foreign currencies

The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts or options for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract and option as an effective hedge, Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

23.1.11      Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year for each of the consolidated entities. Tax benefits of deductions earned on exercise of employe e stock options in excess of compensation charged to profit and loss account are credited to the share premium account.

23.1.12      Earnings per share

In determining earnings per share, the Group considers the net profit after tax and includes the post-tax effect of any extra-ordinary/exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the Board of Directors.

23.1.13      Investments

Trade investments are the investments made to enhance the Group's business interests. Investments are either classified as current or long-term based on Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

23.1.14      Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the Group are segregated.

23.2   Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in note 23.3. All exact amounts are stated with the suffix "/-". One crore equals 10 million.

The previous period/ year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

23.2.1 Aggregate expenses

The aggregate amounts incurred on certain specific expenses:

in Rs. crore
	Quarter ended		Half year ended
	March 31,		March 31,
	2006	2005	2006	2005

Salaries and bonus including overseas staff expenses	1,308	924	2,552	1,845
Contribution to provident and other funds	27	26	54	50
Staff welfare	10	6	22	15
Overseas travel expenses	112	86	213	159
Traveling and conveyance	26	18	50	33
Technical sub-contractors	52	36	92	70
Software packages
for own use	37	34	73	67
for service delivery to clients	5	2	11	6
Professional charges	39	21	71	46
Telephone charges	27	19	49	33
Communication expenses	16	16	30	29
Power and fuel	19	13	36	24
Office maintenance	22	14	42	26
Rent	13	10	26	21
Brand building	11	9	25	17
Commission and earnout charges	3	9	14	16
Insurance charges	7	9	13	16
Printing and stationery	3	4	6	7
Computer maintenance	6	4	13	8
Consumables	4	4	8	7
Rates and taxes	3	2	6	4
Advertisements	5	4	8	7
Donations	4	4	8	12
Marketing expenses	3	3	6	4
Professional membership and seminar participation fees	3	2	5	3
Repairs to building	5	6	8	10
Repairs to plant and machinery	3	3	6	5
Postage and courier	2	1	3	2
Provision for post-sales client support and warranties	1	18	(8)	12
Books and periodicals	2	1	3	1
Recruitment and training	2	1	4	1
Provision for bad and doubtful debts	4	6	-	12
Provision for doubtful loans and advances	-	-	-	-
Commission to non-whole time directors	-	-	-	-
Sales promotion expenses	1	-	1	1
Auditor's remuneration
statutory audit fees	-	-	-	-
certification charges	-	-	-	-
others	-	-	-	-
out-of-pocket expenses	-	-	-	-
Bank charges and commission	-	-	1	1
Freight charges	-	-	-	-
Research grants	-	1	1	1
Miscellaneous expenses	6	5	10	8
	1,791	1,321	3,462	2,579

The above expenses for the quarter and half year ended March 31, 2006 include Fringe Benefit Tax (FBT) in India amounting to Rs. 4 crore and Rs. 8 crore wherever applicable.

23.2.2 Capital commitments and contingent liabilities

in Rs. crore
	As at
	March 31,
	2006	2005
Estimated amount of unexecuted capital contracts
(net of advances and deposits)	519	275
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others	26	16
Claims against the company, not acknowledged as debts
(Net of Amount paid to statutory authorities of Rs. 138 crore (Rs. Nil) on account of claims not acknowledged as debts)	14 *	16
Forward contracts outstanding
In US$	US$ 119,000,000	US$ 353,317,400
(Equivalent approximate in Rs. crore)	529	1,558
Options contracts outstanding
Put options In US$	US$ 4,000,000	-
(Equivalent approximate in Rs. crore)	18	-
Call options In US$	US$ 8,000,000	-
(Equivalent approximate in Rs. crore)	36	-
Range barrier options in US $	US$ 210,000,000	-
(Equivalent approximate in Rs. crore)	934	-
Range barrier options in Euro	Euro 3,000,000	-
(Equivalent approximate in Rs. crore)	16	-
Range barrier options in GBP	£3,000,000	-
(Equivalent approximate in Rs. crore)	23	-

* Claims against the Company not acknowledged as debts include demands from the Indian tax authorities for payment of additional tax of Rs. 135 crore (Rs. Nil), including interest of Rs. 33 crore (Rs. Nil), upon completion of their tax review for fiscal 2002 and 2003. The tax demand is mainly on account of disallowance of a portion of the deduction to its taxable income under Indian law claimed by the company under Section 10A of the Income-tax Act. Deduction under Section 10A of the Income-tax Act is determined by the ratio of "Export Turnover" to "Total Turnover". The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not reduced from Total Turnover.

The company is contesting the demand and management, including its tax advisers, believe that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations.

23.2.3 Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the quarter and half year ended March 31, 2006 and 2005 and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:-

in Rs. crore
	Quarter ended		Half year ended
	March 31,		March 31,
	2006	2005	2006	2005

Lease rentals recognized during the period	13	9	26	22

Lease obligations	As at
	March 31,
	2006	2005
Within one year of the balance sheet date	32	27
Due in a period between one year and five years	114	84
Due after five years	61	24
	207	135

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of these lease agreements have price escalation clause.

23.2.4 Related party transactions

During the quarter and half year ended March 31, 2005, an amount of Rs. 4 crore and Rs. 6 crore respectively (Rs.4 crore and Rs. 7 crore for the quarter and half year ended March 31, 2005 respectivley) has been donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

23.2.5 Transactions with key management personnel

Particulars of remuneration and other benefits paid to key management personnel during the quarter and half year ended March 31, 2006 and 2005 have been detailed in Schedule 23.3, since the amounts are less than a crore.

23.2.6 Research and development expenditure

in Rs. crore
	Quarter ended		Half year ended
	March 31,		March 31,
	2006	2005	2006	2005

Capital	-	-	-	-
Revenue	25	25	51	44
	25	25	51	44

23.2.7 Stock option plans

The company currently has three stock option plans

1994 Stock Option Plan

The 1994 plan lapsed in fiscal 2000 and consequently, no further grants have since been made

1998 Stock Option Plan ("the 1998 Plan")

The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998, and is for issue of 58,80,000 ADSs representing 58,80,000 equity shares. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the board of directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended		Half year ended
	March 31,		March 31,
	2006	2005	2006	2005

Options outstanding, beginning of period	24,47,664	33,20,447	27,46,732	37,02,050
Granted	-	-	-	-
Less: exercised	(1,38,324)	(2,14,153)	(4,11,972)	(5,02,032)
forfeited	(36,100)	(52,004)	(61,520)	(1,45,728)
Options outstanding, end of period	22,73,240	30,54,290	22,73,240	30,54,290

1999 Stock Option Plan ("the 1999 Plan")

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the board of directors approved the plan in June 1999, which provides for the issue of 2,64,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended		Half year ended
	March 31,		March 31,
	2006	2005	2006	2005

Options outstanding, beginning of period	1,05,00,595	1,50,61,470	1,21,24,188	1,65,78,897
Granted	-	-	-	-
Less: exercised	(8,91,493)	(9,00,092)	(24,83,496)	(22,07,847)
forfeited	(19,565)	(1,06,441)	(51,155)	(3,16,113)
Options outstanding, end of period	95,89,537	1,40,54,937	95,89,537	1,40,54,937

The aggregate options considered for dilution are set out in note 23.2.17

Progeon's 2002 Plan

Progeon's 2002 Plan provides for the grant of stock options to employees of Progeon and was approved by the board of directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of Progeon. The 2002 Plan provides for the issue of 52,50,000 equity shares to employees, at an exercise price, which shall not be less than the Fair Market Value ("FMV") on the date of grant. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances.

The activity in Progeon's 2002 Plan during the quarter and half year ended March 31, 2006 and 2005 :-

Number of options granted, exercised and forfeited during the	Quarter ended		Half year ended
	31-Mar		March 31,
	2006	2005	2006	2005

Options outstanding, beginning of year	30,92,684	31,71,600	32,68,100	31,80,793
Granted	1,62,400	1,07,400	3,48,220	1,61,500
Less: exercised	(1,46,773)	(1,05,625)	(4,22,236)	(1,07,325)
forfeited	(6,55,981)	(56,857)	(7,41,754)	(1,18,450)
Options outstanding, end of period	24,52,330	31,16,518	24,52,330	31,16,518

Proforma Accounting for Progeon Stock Option Plan

Guidance note on "Accounting for employee share based payments" issued by Institute of Chartered Accountants of India establishes financial accounting and reporting principles for employee share based payment plans. The guidance note applies to employee share based payment plans, the grant date in respect of which falls on or after April 1, 2005.

As allowed by guidance note, Progeon has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of guidance note "Accounting of employee share based premiums". Had the compensation cost for Progeon's stock-based compensation plan been determined in a manner consistent with the fair value approach described in guidance note, the Company's net Income and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated:-

	Quarter ended		Half year ended
	March 31,		March 31,
	2006	2005	2006	2005

Net Profit:
As Reported	673	558	1,322	1,056
Less: Stock-based employee compensation expense	1	-	2	-
Adjusted Proforma	672	558	1,320	1,056

Basic Earnings per share as reported	24.46	20.68	48.17	39.19
Proforma Basic Earnings per share	24.43	20.68	48.10	39.19
Diluted Earnings per share as reported	23.84	20.07	46.88	38.02
Proforma Earnings per share as reported	23.81	20.07	46.82	38.02

The Fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

Dividend yield %	0.00%
Expected life	1 through 6 years
Risk free interest rate	7.50%
Volatility	50.00%

23.2.8  Income taxes

The provision for taxation includes tax liabilities in India on the company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of the company's and all of Progeon's operations are conducted through Software Technology Parks ("STPs"). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.

Infosys now also has operations in a Special Economic Zone. Income from SEZs are fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

23.2.9  Loans and advances

in Rs. crore
	As at
	March 31, 2006	March 31, 2005
Deposits with financial institutions and body corporate:
Housing Development Finance Corporation Limited ("HDFC")	511	214
GE Capital Services India Limited	16	-
Life Insurance Corporation of India ("LIC")	80	66
	607	280
Interest accrued but not due (included above)	-	2

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC. Except as director in this financial institution, he has no direct interest in any transactions.
Deposit with LIC represents amount deposited solely to settle employee benefit/ leave obligations as and when they arise during the normal course of business.

23.2.10    Fixed assets

Profit / loss on disposal of fixed assets during the quarter and half year ended March 31, 2006 and 2005 in Rs. crore
	Quarter ended		Half year ended
	March 31,		March 31,
	2006	2005	2006	2005

Profit on disposal of fixed assets, included in miscellaneous income	-	-	-	-
Loss on disposal of fixed assets, included in miscellaneous expenses	-	(1)	-	(1)
Profit/(loss) on disposal of fixed assets, net	-	(1)	-	(1)

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 100% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as "Land - leasehold" under "Fixed assets" in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at March 31, 2006.

23.2.11  Details of Investments

Details of investments in and disposal of securities during the quarter and half year ended March 31, 2006 and 2005 in Rs. crore
	Quarter ended		Half year ended
	March 31,		March 31,
	2006	2005	2006	2005

Investment in securities
Liquid Mutual funds	7	190	234	291
	7	190	234	291
Redemption / Disposal of Investment in securities
Liquid Mutual funds	1,457	36	1,808	46
	1,457	36	1,808	46
Net movement in investment	(1,450)	154	(1,574)	245

23.2.12    Holding of Infosys in its subsidiaries

Name of the subsidiary	Country of	Holding as at
	incorporation	March 31, 2006	March 31, 2005

Progeon Limited	India	71.74%	99.54%
Infosys Technologies (Australia) Pty Ltd.	Australia	100%	100%
Infosys Technologies (Shanghai) Co. Ltd.	China	100%	100%
Infosys Consulting Inc.	USA	100%	100%
Progeon s.r.o. *	Czech Republic	71.74%	99.54%

* Progeon s.r.o is a wholly owned subsidiary of Progeon Limited.

23.2.13 Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could effect the customer's ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at March 31, 2006 the company has provided for doubtful debts of Rs. 2 crore (as at March 31, 2005 Rs. 8 crore) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

23.2.14 Segment reporting

The Group's operations predominantly relate to providing IT services and Business Process Management, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and directly charged against total income.

Fixed assets used in the business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Quarter ended March 31, 2006 and 2005

in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	946	382	427	267	602	2,624
	672	277	385	181	472	1,987
Identifiable operating expenses	421	168	158	108	248	1,103
	281	115	151	78	172	797
Allocated expenses	245	98	104	72	169	688
	176	70	93	44	141	524
Segmental operating income	280	116	165	87	185	833
	215	92	141	59	159	666
Unallocable expenses						144
						100
Operating income						689
						566
Other income (expense), net						72
						32
Net profit before taxes						761
						598
Income taxes						81
						85
Net profit after taxes						680
						513

Half year ended March 31, 2006 and 2005

in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,857	739	827	529	1,204	5,156
	1,333	547	726	358	900	3,864
Identifiable operating expenses	805	324	308	211	479	2,127
	550	231	289	151	342	1,563
Allocated expenses	471	187	197	145	335	1,335
	349	138	177	86	266	1,016
Segmental operating income	581	228	322	173	390	1,694
	434	178	260	121	292	1,285
Unallocable expenses						261
						174
Operating income						1,433
						1,111
Other income (expense), net						67
						79
Net profit before taxes						1,500
						1,190
Income taxes						164
						179
Net profit after taxes						1,336
						1,011

Geographic segments

Quarter ended March 31, 2006 and 2005

in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	1,706	670	47	201	2,624
	1,270	463	40	214	1,987
Identifiable operating expenses	723	281	15	84	1,103
	520	173	11	93	797
Allocated expenses	434	166	11	77	688
	324	111	9	80	524
Segmental operating income	549	223	21	40	833
	426	179	20	41	666
Unallocable expenses					144
					100
Operating income					689
					566
Other income (expense), net					72
					32
Net profit before taxes					761
					598
Income taxes					81
					85
Net profit after taxes					680
					513

Half year ended March 31, 2006 and 2005

in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	3,351	1,300	82	423	5,156
	2,519	877	80	388	3,864
Identifiable operating expenses	1,407	524	32	164	2,127
	1,024	340	23	176	1,563
Allocated expenses	847	313	19	156	1,335
	635	212	19	150	1,016
Segmental operating income	1,097	463	31	103	1,694
	860	325	38	62	1,285
Unallocable expenses					261
					174
Operating income					1,433
					1,111
Other income (expense), net					67
					79
Net profit before taxes					1,500
					1,190
Income taxes					164
					179
Net profit after taxes					1,336
					1,011

23.2.15    Dividends remitted in foreign currencies

The company remits the equivalent of the dividends payable to the holders of ADS ("ADS holders") in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders

Particulars of dividends remitted:-

in Rs. crore
Particulars	Number of shares to which the dividends relate	Quarter ended		Half year ended
		March 31,		March 31,
		2006	2005	2006	2005
Interim dividend for fiscal 2005	2,12,44,988	-	-	-	11.00
Interim dividend for fiscal 2006	3,80,51,211	-	-	25	-

23.2.16 Conversion of cumulative preference shares in Progeon

Progeon had issued an aggregate of 87,50,000 0.005% Cumulative Convertible Preference shares of par value Rs. 100 each to Citicorp International Finance Corporation ("CIFC") for an aggregate consideration of Rs. 94 crore per the shareholder's agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/-.

On June 30, 2005 CIFC exercised its rights under the shareholder's agreement and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Progeon increased by Rs. 9 crore to Rs. 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore. Infosys' equity holding in Progeon as of March 31, 2006 was 71.74%.

23.2.17    Reconciliation of basic and diluted shares used in computing earnings per share

	Quarter ended		Half year ended
	March 31,		March 31,
	2006	2005	2006	2005
Number of shares considered as basic weighted average shares outstanding	27,51,09,907	27,00,94,432	27,44,40,691	26,94,34,087
Add: Effect of dilutive issues of shares/stock options	72,07,386	83,01,987	75,32,420	83,42,941
Number of shares considered as weighted average shares and potential shares outstanding	28,23,17,293	27,83,96,419	28,19,73,111	27,77,77,028

23.2.18    Exceptional Item

During the year ended March 31, 2005 Infosys sold its entire investment in Yantra Corporation, USA ("Yantra") for a total consideration of US $12.57 million. The company received an amount of Rs. 49 crore representing 90% of the consideration and the balance amounts have been deposited in Escrow to indemnify any contractual contingencies. The unlisted balance in the escrow account, if any, is eligible for release in April, 2006. The income arising thereof amounted to Rs. 45 crore (net of taxes) and is disclosed seperately as an exceptional item.

The carrying value of the company's investment is Rs. nil since a provision of Rs. 7 crore had been made in earlier years to recognise losses incurred by Yantra in excess of the contribution to capital. Accordingly the realized gain on disposal of investment Rs. 45 crore, net of taxes of Rs. 4 crore has been recognised in profit and loss account and being of a non recurring nature has been disclosed in the statement of profit and loss account as an "exceptional item."

23.2.19    Cash flow statement

23.2.19.a

The balance of cash and cash equivalents includes Rs. 3 crore as at March 31, 2006 (Rs. 3 crore as at March 31, 2005 ) set aside for payment of dividends.

23.2.19.b

During the year ended March 31, 2005, Infosys issued bonus shares at the ratio of three equity shares for each equity share in India and a stock dividend of two ADSs for each ADS in USA. The ratio of shares to ADS was also changed from 1:2 to 1:1. Accordingly, the share capital stands increased by Rs. 100 crore. The bonus shares were issued by capitalization of general reserves.

23.2.19.c

Deposits with financial institutions and body corporate as at March 31, 2006 include an amount of Rs.80 crore (Rs. 66 crore as at March 31, 2005) deposited with Life Insurance Corporation of India to settle employee benefit/ leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

23.3  Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below.

Balance Sheet Items

in Rs. crore
		Year ended
Schedule	Description	March 31,
		2006	2005

Balance Sheet	Minority Interest	68.00	0.14

2	Capital Reserve on Consolidation	49.08	0.10

4	Fixed assets
	Additions
	Vehicles	0.82	0.35
	Deductions/retirements
	Buildings	0.80	0.34
	Land: free-hold	0.01	0.00
	Vehicles	-	0.09
	Depreciation & Amortization
	Vehicles	0.19	0.10

8	Cash on hand	0.04	0.02

9	Unsecured, considered doubtful
	Loans and advances to employees	0.50	0.23
	Provision for doubtful loans and advances to employees	0.50	0.23

23.2.9	Loans & Advances
	Interest accrued but not due - Deposits with Financial Institutions and Body Corporates	0.10	1.68

Profit & Loss Items

in Rs. crore
		Quarter ended		Half year ended
Schedule	Description	March 31,		March 31,
		2006	2005	2006	2005

13	Selling and Marketing expenses
	Contribution to provident and other funds	0.43	0.39	0.93	0.95
	Staff welfare	0.65	0.17	1.19	0.28
	Communication Expenses	0.23	-	0.55	-
	Printing & Stationery	0.44	0.71	0.74	1.07
	Advertisements	0.87	0.28	1.18	1.08
	Sales promotion expenses	0.46	0.35	0.79	0.71
	Office maintenance	0.06	0.10	0.10	0.15
	Insurance charges	0.06	0.08	0.29	0.26
	Consumables	0.06	0.03	0.12	0.05
	Cost of Software Packages for Own Use	0.13	0.14	0.14	0.15
	Computer maintenance	0.01	0.01	0.01	0.01
	Miscellaneous Expenses	1.10	0.41	1.87	1.13

14	General and Administrative expenses
	Staff welfare	-	0.18	0.57	0.55
	Provision for bad & doubtful debts	3.51	6.19	(0.12)	12.04
	Provision for doubtful loans and advances	0.11	(0.05)	0.37	(0.01)
	Commission to non-whole time directors	0.45	0.08	0.83	0.47
	Bad loans and advances written off	0.03	0.00	0.03	0.00
	Auditor's remuneration :
	Statutory audit fees	0.26	0.17	0.62	0.47
	Certification charges	0.03	0.03	0.04	0.10
	Out-of-pocket expenses	0.02	0.01	0.02	0.01
	Bank charges and commission	0.31	0.28	0.66	0.59
	Freight charges	0.24	0.15	0.42	0.35
	Research grants	0.30	0.41	0.66	0.65
	Software packages
	for own use	-	0.19	0.42	0.56

Profit & Loss	Provision for investments	0.41	0.23	0.14	(0.16)

22.2.9	Research & Development expenditure - Capital	-	-	0.16	-

23.2.1	Aggregate expenses
	Provision for bad & doubtful debts	3.51	6.19	(0.12)	12.04
	Provision for doubtful loans and advances	0.11	(0.05)	0.37	(0.01)
	Commission to non-whole time directors	0.45	0.08	0.83	0.47
	Sales promotion expenses	0.46	0.35	0.79	0.71
	Auditor's remuneration
	statutory audit fees	0.26	0.17	0.62	0.47
	Certification charges	0.03	0.03	0.04	0.10
	out-of-pocket expenses	0.02	0.01	0.02	0.01
	Bank charges and commission	0.31	0.28	0.66	0.59
	Freight charges	0.24	0.15	0.42	0.35
	Research grants	0.30	0.41	0.66	0.65

23.2.10	Profit on disposal of fixed assets, included in miscellaneous income	0.24	0.19	0.35	0.20
	(Loss) on disposal of fixed assets, included in miscellaneous expenses	(0.17)	(0.88)	(0.42)	(0.89)

Cash Flow Statement Items

in Rs. Crore
Schedule	Description	Quarter ended		Half year ended
		March 31,		March 31,
		2006	2005	2006	2005

Cash Flow
Statement	Profit/Loss on sale of fixed assets	0.07	0.69	(0.07)	0.69
	Provisions for investments	0.41	0.23	0.14	(0.16)
	Increase/ (Decrease) in deferred taxes	-	1.39	13.14	(0.13)

Transactions with key management personnel

Key management personnel comprise directors and statutory officers.

Particulars of remuneration and other benefits provided to key management personnel during the quarter and half year ended March 31, 2006 and 2005 are as follows:

in Rs. crore
Name	Salary	Contributions	Perquisites	Total
		to provident and other funds	and incentives	Remuneration
Chairman and Chief Mentor
N R Narayana Murthy	0.03	0.01	0.06	0.10
	0.03	0.01	0.04	0.08
	0.06	0.02	0.11	0.19
	0.06	0.02	0.10	0.18
Chief Executive Officer, President and Managing Director
Nandan M Nilekani	0.03	0.01	0.06	0.10
	0.03	0.01	0.04	0.08
	0.06	0.02	0.11	0.19
	0.06	0.02	0.10	0.18
Chief Operating Officer and Deputy Managing Director
S Gopalakrishnan	0.03	0.01	0.06	0.10
	0.03	0.01	0.04	0.08
	0.06	0.02	0.11	0.19
	0.06	0.02	0.10	0.18
Whole-time Directors
K Dinesh	0.03	0.01	0.06	0.10
	0.03	0.01	0.04	0.08
	0.06	0.02	0.11	0.19
	0.06	0.02	0.10	0.18

S D Shibulal	0.03	0.01	0.09	0.13
	0.20	-	0.07	0.27
	0.26	0.01	0.16	0.43
	0.41	-	0.21	0.62

T V Mohandas Pai	0.05	0.02	0.12	0.19
Chief Financial officer	0.04	0.01	0.10	0.15
	0.10	0.04	0.24	0.38
	0.08	0.02	0.24	0.34

Srinath Batni	0.04	0.02	0.11	0.17
	0.04	0.01	0.09	0.14
	0.08	0.04	0.22	0.34
	0.08	0.02	0.21	0.31

Other Senior Management Personnel
V Balakrishnan	0.03	0.01	0.08	0.12
Company Secretary	0.03	0.01	0.09	0.13
	0.06	0.02	0.17	0.25
	0.06	0.02	0.21	0.29

Particulars of remuneration and other benefits paid to key management personnel during the quarter and half year ended March 31, 2006 and 2005:

Name	Commission	Sitting fees	Reimbursement of expenses	Total Remuneration
Non-Whole time Directors

Deepak M Satwalekar	0.06	-	-	0.06
	0.04	-	-	0.04
	0.11	-	-	0.11
	0.09	-	-	0.09

Marti G Subrahmanyam	0.06	-	0.03	0.09
	0.01	-	-	0.01
	0.10	-	0.05	0.15
	0.06	0.01	0.01	0.08

Philip Yeo	-	-	-	-
	(0.03)	-	-	(0.03)
	-	-	-	-
	0.02	-	-	0.02
Omkar Goswami	0.06	-	-	0.06
	0.01	-	-	0.01
	0.10	-	-	0.10
	0.06	-	-	0.06
Larry Pressler	0.05	-	-	0.05
	-	-	-	-
	0.09	-	-	0.09
	0.05	-	-	0.05
Rama Bijapurkar	0.05	-	-	0.05
	0.02	-	-	0.02
	0.09	-	-	0.09
	0.07	-	-	0.07
Claude Smadja	0.04	-	0.03	0.07
	0.01	-	0.03	0.04
	0.08	-	0.03	0.11
	0.06	-	0.06	0.12
Sridar A Iyengar	0.07	-	-	0.07
	0.01	-	0.04	0.05
	0.14	-	-	0.14
	0.06	-	0.06	0.12
David L Boyles	0.06	-	-	0.06
	-	-	-	-
	0.09	-	-	0.09
	-	-	-	-

AUDITORS' REPORT TO THE BOARD OF DIRECTORS ON
THE CONSOLIDATED FINANCIAL STATEMENTS OF
INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

We have audited the attached consolidated balance sheet of Infosys Technologies Limited (the Company) and its subsidiaries (collectively called 'the Infosys Group') as at March 31, 2006, the consolidated profit and loss account and the consolidated cash flow statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a)  in the case of the consolidated balance sheet, of the state of affairs of the Infosys Group as at March 31, 2006;
(b)  in the case of the consolidated profit and loss account, of the profit of the Infosys Group for the year ended on that date; and
(c)  in the case of the consolidated cash flow statement, of the cash flows of the Infosys Group for the year ended on that date.

for BSR & Co.
Chartered Accountants

Subramanian Suresh
Partner
Membership No. 83673

Bangalore
April 14, 2006

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

			in Rs. crore
Consolidated Balance Sheet as at	Schedule	March 31, 2006	March 31, 2005

SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	138	135
Reserves and surplus	2	6,828	5,090
		6,966	5,225

MINORITY INTEREST		68	-

PREFERENCE SHARES ISSUED BY SUBSIDIARY*	3	-	94
		7,034	5,319

APPLICATION OF FUNDS
FIXED ASSETS	4
Original cost		2,983	2,287
Less: Accumulated depreciation and amortization		1,328	1,031
Net book value		1,655	1,256
Add: Capital work-in-progress		571	318
		2,226	1,574

INVESTMENTS	5	755	1,211
DEFERRED TAX ASSETS	6	65	45
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	7	1,608	1,322
Cash and bank balances	8	3,429	1,576
Loans and advances	9	1,297	1,024
		6,334	3,922
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	10	934	656
Provisions	11	1,412	777
NET CURRENT ASSETS		3,988	2,489

		7,034	5,319

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

* refer to note 23.2.16

The schedules referred to above are an integral part of the consolidated balance sheet.

As per our report attached

for BSR & Co.
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673	and Chief Mentor	President and Managing	and Deputy Managing
		Director	Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L Boyles	Jeffrey Lehman
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director	Director and	Director	Company Secretary and
April 14, 2006		Chief Financial Officer		Senior Vice President - Finance

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except per share data
Consolidated Profit and Loss Account for the		Year ended March 31,
	Schedule	2006	2005

Income from software services, products and business process management		9,521	7,130
Software development and business process management expenses	12	5,066	3,765
GROSS PROFIT		4,455	3,365

Selling and marketing expenses	13	600	461
General and administration expenses	14	764	569
		1,364	1,030
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION, AMORTIZATION, MINORITY INTEREST AND EXCEPTIONAL ITEM		3,091	2,335
Interest		-	-
Depreciation and amortization		437	287
OPERATING PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEM		2,654	2,048

Other income, net	15	139	124
Provision for investments		1	-
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEM		2,792	2,172
Provision for taxation	16	313	326
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEM		2,479	1,846

Income from sale of investment in Yantra Corporation (net of taxes)		-	45
NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND BEFORE MINORITY INTEREST		2,479	1,891
Minority interest		21	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND MINORITY INTEREST		2,458	1,891

Balance Brought Forward		1,415	71
Less: Residual dividend paid		-	2
Additional dividend tax		-	2
		1,415	67

AMOUNT AVAILABLE FOR APPROPRIATION		3,873	1,958
Dividend
Interim		177	134
Final		234	176
Silver Jubilee special dividend		827	-
Total dividend		1,238	310
Dividend tax		174	42
Amount transferred to general reserve		242	191
Balance in profit and loss account		2,219	1,415
		3,873	1,958
EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Before Exceptional Item
Basic		90.06	68.79
Diluted		87.55	67.00
After Exceptional Item
Basic		90.06	70.48
Diluted		87.55	68.64
Number of shares used in computing earnings per share
Basic		27,29,94,511	26,84,20,167
Diluted		28,08,28,310	27,55,83,544

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

* refer to note 23.2.18

The schedules referred to above are an integral part of the consolidated profit and loss account.

As per our report attached

for BSR & Co.
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673	and Chief Mentor	President and Managing	and Deputy Managing
		Director	Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L Boyles	Jeffrey Lehman
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director	Director and	Director	Company Secretary and
April 14, 2006		Chief Financial Officer		Senior Vice President - Finance

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

			in Rs. crore
Consolidated Cash Flow Statement for the		Year ended March 31,
	Schedule	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax		2,792	2,172
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		-	1
Depreciation and amortization		437	287
Interest and dividend income		(211)	(114)
Provisions for investments		1	-
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(9)	(4)

Changes in current assets and liabilities
Sundry debtors		(286)	(671)
Loans and advances	17	(96)	(104)
Current liabilities and provisions	18	262	99
Income taxes paid	19	(552)	(294)

NET CASH GENERATED BY OPERATING ACTIVITIES		2,338	1,372

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	20	(1,090)	(831)
Proceeds on disposal of fixed assets		1	1
Investments in securities	21	455	(265)
Interest and dividend income		211	114

Cash flow from investing activities before exceptional items		(423)	(981)

Income from sale of investment in Yantra Corporation		-	49
Less: Tax on the above		-	(4)
Net income from sale of investment in Yantra Corporation		-	45
NET CASH USED IN INVESTING ACTIVITIES		(423)	(936)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		646	441
Dividends paid during the year, including dividend tax		(403)	(1,021)

NET CASH USED IN FINANCING ACTIVITIES		243	(580)

Effect of exchange differences on translation of foreign currency cash and cash equivalents		9	4
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		2,167	(140)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		1,789	1,929
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	22	3,956	1,789

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

The schedules referred to above are an integral part of the consolidated cash flow statement.

As per our report attached

for BSR & Co.
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673	and Chief Mentor	President and Managing	and Deputy Managing
		Director	Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L Boyles	Jeffrey Lehman
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director	Director and	Director	Company Secretary and
April 14, 2006		Chief Financial Officer		Senior Vice President - Finance

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

		in Rs. Crore except per share data
Schedules to the Consolidated Balance Sheet as at		March 31, 2006	March 31, 2005

1	SHARE CAPITAL

	Authorized
	Equity shares, Rs. 5/- par value
	30,00,00,000 (30,00,00,000) equity shares	150	150

	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	138	135
	27,55,54,980 (27,05,70,549) equity shares fully paid up
	[Of the above, 25,84,92,302 (25,84,92,302) equity shares fully paid up have been issued as bonus shares by capitalization of the general reserve]

		138	135
	Forfeited shares amounted to Rs. 1,500/- (Rs 1,500/-)
	* For details of options in respect of equity shares, refer to note 23.2.7
	* Refer to note 23.2.18 for details of basic and diluted shares

2	RESERVES AND SURPLUS

	Capital reserve	5	6
	Capital reserve on consolidation	49	-

	Share premium account - As at April 1,	900	461
	Add: Receipts on exercise of employee stock options	571	439
	Income Tax benefit arising from exercise of stock options	72	-
		1,543	900

	Foreign currency translation adjustment	-	(1)

	General reserve - As at April 1,	2,770	2,680
	Less: Capitalized on issue of bonus shares	-	100
	Add: Transfer from the Profit and Loss Account	242	190
		3,012	2,770

	Balance in Profit and Loss Account	2,219	1,415

		6,828	5,090

3	PREFERENCE SHARES ISSUED BY SUBSIDIARY

	Authorized
	0.0005% Cumulative convertible preference shares, Rs. 100/- par value
	Nil (87,50,000) preference shares	-	88

	Issued, Subscribed and Paid Up
	0.0005% Cumulative convertible preference shares, Rs. 100/- par value
	nil (87,50,000) preference shares fully paid up*	-	88

	Premium received on issue of preference shares	-	6
		-	94
	* Refer to note 23.2.16

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

Schedules to the Consolidated Balance Sheet

4	FIXED ASSETS
in Rs. Crores except as otherwise stated
	Original cost				Depreciation and amortization				Net book value
	As at April 1, 2005	Additions during the year	Deletions/ Retirement during the year	As at March 31, 2006	As at April 1, 2005	For the year	Deletions/ Retirement during the year	As at March 31, 2006	As at March 31, 2006	As at March 31, 2005

Goodwill	41	-	-	41	-	-	-	-	41	41
Land: free-hold	30	4	-	34	-	-	-	-	34	30
leasehold	90	18	4	104	-	-	-	-	104	90
Buildings	731	292	1	1,022	119	61	-	180	842	612
Plant and machinery **	395	181	7	569	218	98	7	309	260	177
Computer equipment **	610	220	73	757	446	179	73	552	205	164
Furniture and fixtures **	341	120	18	443	205	96	18	283	160	136
Leasehold improvements	6	5	-	11	1	3	-	4	7	5
Vehicles	1	1	-	2	-	-	-	-	2	1
Intangible assets **									-
Intellectual property rights	42	-	42	-	42	-	42	-	-	-
	2,287	841	145	2,983	1,031	437	140	1,328	1,655	1,256
Previous year	1,634	728	75	2,287	810	287	66	1,031	1,256

Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited

** Amount includes the retiral of assets which are not in active use, with original cost of Rs. 121 crore and accumulated depreciation of Rs. 121 crore.

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

			in Rs. crore
Schedules to the Consolidated Balance Sheet as at		March 31, 2006	March 31, 2005

5	INVESTMENTS

	Trade (unquoted) - at cost
	Long- term investments	17	16
	Less: Provision made for investments	15	14
		2	2

	Non-trade (unquoted), current investments, at the lower of cost and fair value
	Liquid mutual funds	753	1,209
		755	1,211
	Aggregate amount of unquoted investments	755	1,211

6	DEFERRED TAX ASSETS

	Fixed assets	57	33
	Investments
	Sundry debtors	2	3
	Leave provisions and others	6	9
		65	45

7	SUNDRY DEBTORS

	Debts outstanding for a period exceeding six months
	Unsecured
	considered good	-	-
	considered doubtful	8	11

	Other debts
	Unsecured
	considered good*	1,608	1,322
	considered doubtful	2	8
		1,618	1,341
	Less: Provision for doubtful debts	10	19
		1,608	1,322
	* Includes dues from companies where directors are interested	2	-

8	CASH AND BANK BALANCES

	Cash on hand	-	-
	Balances with scheduled banks
	In current accounts *	224	83
	In deposit accounts in Indian Rupees	2,800	1,250
	Balances with non-scheduled banks
	In deposit accounts in foreign currency	-	26
	In current accounts in foreign currency	405	217
		3,429	1,576
	*includes balance in unclaimed dividend account	3	3

9	LOANS AND ADVANCES

	Unsecured, considered good
	Advances	1	-
	prepaid expenses	32	36
	for supply of goods and rendering of services	10	2
	others	14	16
		57	54

	Unbilled revenues	211	142
	Advance income tax	267	404
	Loans and advances to employees *
	housing and other loans	49	58
	salary advances	63	43
	Electricity and other deposits	16	17
	Rental deposits	16	15
	Deposits with financial institution and body corporate (refer note 23.2.9)	607	280
	Deposits with government authorities	-	-
	Mark to Market on options/due on forward contracts	-	10
	Other assets	11	1
		1,297	1,024
	Unsecured, considered doubtful
	Loans and advances to employees	1	-
		1,298	1,024
	Less: Provision for doubtful loans and advances to employees	1	-
		1,297	1,024
	* includes dues by non-director officers of the company	-	-
	Maximum amounts due by non-director officers at any time during the year	-	-

10	CURRENT LIABILITIES

	Sundry creditors
	capital goods	-	1
	goods and services	12	4
	accrued salaries and benefits
	salaries	9	15
	bonus and incentives	260	199
	unavailed leave	101	77
	for other liabilities
	accrual for expenses	218	141
	retention monies	13	14
	withholding and other taxes payable	89	60
	for purchase of intellectual property rights	20	19
	others	3	5
		725	535
	Advances received from clients	7	29
	Unearned revenue	194	89
	Unclaimed dividend	3	3
	Mark to Market on options/due on forward contracts	5	-
		934	656

11	PROVISIONS

	Proposed dividend	1,061	176
	Provision for
	tax on dividend	149	25
	income taxes*	190	546
	post-sales client support and warranties	12	30
		1,412	777
	* refer to note 23.2.8.

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

		in Rs. crore
Schedules to Consolidated Profit and Loss Account for the		Year ended March 31,
		2006	2005

12	SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES

	Salaries and bonus including overseas staff expenses	4,129	3,026
	Contribution to provident and other funds	92	82
	Staff welfare	33	22
	Overseas travel expenses	345	252
	Traveling and conveyance	19	9
	Technical sub-contractors	163	109
	Software packages
	for own use	139	116
	for service delivery to clients	30	15
	Communication expenses	62	55
	Rent	25	12
	Computer maintenance	21	16
	Consumables	16	16
	Provision for post-sales client support and warranties	(14)	31
	Miscellaneous expenses	6	4
		5,066	3,765

13	SELLING AND MARKETING EXPENSES

	Salaries and bonus including overseas staff expenses	366	276
	Contribution to provident and other funds	1	2
	Staff welfare	2	1
	Overseas travel expenses	78	56
	Traveling and conveyance	4	11
	Brand building	48	35
	Commission and earnout charges	31	25
	Professional charges	27	18
	Rent	16	11
	Marketing expenses	12	11
	Telephone charges	6	5
	Communication Expenses	1	-
	Printing and stationery	1	2
	Advertisements	2	2
	Sales promotion expenses	2	1
	Office maintenance	-	1
	Insurance charges	-	1
	Consumables	-	-
	Software packages
	for own use	-	-
	Computer maintenance	-	-
	Rates and taxes	-	-
	Miscellaneous expenses	3	3
		600	461

14	GENERAL AND ADMINISTRATION EXPENSES

	Salaries and bonus including overseas staff expenses	169	122
	Contribution to provident and other funds	8	8
	Staff welfare	1	1
	Telephone charges	85	52
	Professional charges	102	68
	Power and fuel	68	44
	Office maintenance	75	45
	Traveling and conveyance	66	41
	Overseas travel expenses	19	12
	Insurance charges	25	32
	Printing and stationery	12	11
	Rates and taxes	12	9
	Donations	17	21
	Rent	11	18
	Advertisements	14	11
	Professional membership and seminar participation fees	10	6
	Repairs to building	16	14
	Repairs to plant and machinery	11	8
	Postage and courier	6	5
	Books and periodicals	5	3
	Recruitment and training	7	2
	Provision for bad and doubtful debts	10	24
	Provision for doubtful loans and advances	-	-
	Commission to non-whole time directors	1	1
	Auditor's remuneration
	statutory audit fees	1	1
	certification charges	-	-
	others	-	-
	out-of-pocket expenses	-	-
	Bank charges and commission	1	1
	Freight charges	1	1
	Research grants	1	1
	Software packages
	for own use	1	1
	Miscellaneous expenses	9	6
		764	569

15	OTHER INCOME

	Interest received on deposits with banks and others*	137	76
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	74	38
	Miscellaneous income, net (refer to note 23.2.10)	7	2
	Exchange differences	(79)	8
		139	124
	*Tax deducted at source	22	17

16	PROVISION FOR TAXATION

	Income taxes*	335	335
	Deferred taxes	(22)	(9)
		313	326
	* refer to note 23.2.8.

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Schedules to Consolidated Cashflow Statements for the		Year ended March 31,
		2006	2005

17	CHANGE IN LOANS AND ADVANCES

	As per the Balance Sheet	1,297	1,024
	Less: Deposits with financial institutions and body corporate,
	included in cash and cash equivalents	(527)	(213)
	Advance income taxes separately considered	(267)	(404)
		503	407
	Less: Opening balance considered	(407)	(303)
		96	104

18	CHANGE IN CURRENT LIABILITIES AND PROVISIONS

	As per the Balance Sheet	2,346	1,433
	Add/ (Less): Provisions separately considered in the cash flow statement
	Income taxes	(188)	(546)
	Dividends	(1,061)	(176)
	Dividend tax	(149)	(25)
		948	686
	Less: Opening balance considered	(686)	(587)
		262	99

19	INCOME TAXES PAID

	Charge as per the Profit and Loss Account	313	326
	Add: Increase in advance income taxes	(137)	194
	Increase / (Decrease) in deferred taxes	20	4
	Less: (Increase) / Decrease in income tax provision	356	(230)
		552	294

20	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS

	As per the schedule 4 to Balance Sheet *	837	721
	Less: Opening Capital work-in-progress	(318)	(208)
	Add: Closing Capital work-in-progress	571	318
		1,090	831
	* Excludes Rs 4 crore, a non-cash item conversion of Leasehold land to Freehold land

21	INVESTMENTS IN SECURITIES *

	As per the Balance Sheet	755	1,211
	Add: Provisions made on investments	1	-
		756	1,211
	Less: Opening balance considered	(1,211)	(946)
		(455)	265
	* refer to note 23.2.11 for details of investments and redemptions

22	CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR

	As per the Balance Sheet	3,429	1,576
	Add: Deposits with financial institutions, included herein	527	213
		3,956	1,789

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

Schedules to the Consolidated Financial Statements for the year ended March 31, 2006

23.  Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Progeon Limited, India ("Progeon"), and wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (Shanghai) Co. Limited ("Infosys China") and Infosys Consulting, Inc., USA ("Infosys Consulting") is a leading global technology services organisation. The group of companies ("the Group") provide end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The Group's operations are to provide solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Group offers software products for the banking industry and business process management services.

23. 1 Significant accounting policies

23.1.1      Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles ("GAAP") under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India ("ICAI") and guidelines issued by the Securities and Exchange Board of India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Management evaluates all recently issued or revised accounting standards on an on-going basis.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the accounting standard on Consolidated Financial Statements issued by the ICAI. The financial statements of Infosys -- the parent company, Progeon, Infosys China, Infosys Australia and Infosys Consulting have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain/loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company.

Goodwill has been recorded to the extent the cost of acquisition, comprising purchase consideration and transaction costs, exceeds the fair value of the net assets in the acquired company and will be tested for impairment on an annual basis. Exchange difference resulting from the difference due to translation of foreign currency assets and liabilities in subsidiaries is disclosed as foreign currency translation adjustment.

23.1.2      Use of estimates

The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses, using external and internal sources, whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated.Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

23.1.3      Revenue recognition

Revenue from software development on fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company's right to receive dividend is established.

23.1.4      Expenditure

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

23.1.5      Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

23.1.6      Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased/sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are entirely depreciated in the year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives for the various fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Intellectual property rights	1-2 years

23.1.7      Retirement benefits to employees

23.1.7.a        Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering eligible employees at the company and Progeon. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as at the balance sheet date and as per gratuity regulations for Infosys and Progeon respectively. Infosys fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the "Trust"). Progeon fully contributed all ascertained liabilities to the Progeon Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific investments, as permitted by law.

23.1.7.b        Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions. Certain employees of Progeon were also eligible for superannuation benefit. Progeon made monthly provisions under the superannuation plan based on a specified percentage of each covered employee's salary. Progeon had no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India. From April 1, 2005, a substantial portion of the monthly contribution amount is paid directly to the employees as an allowance and a nominal amount is contributed to the trust.

23.1.7.c        Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining contributions are made to government administered provident fund. The interest rate payable by the trust to the beneficiaries every year is being administered by the government. The company has an obligation to make good the short fall, if any, between the return from its investments and the administered interest rate.

In respect of Progeon, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Progeon make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Progeon has no further obligations under the provident fund plan beyond its monthly contributions.

23.1.8      Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

23.1.9      Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the Group's accounting policy.

Monetary current assets and monetary current liabilities denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

23.1.10      Forward contracts in foreign currencies

The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts or options for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract and option as an effective hedge, Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

23.1.11      Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to profit and loss account are credited to the share premium account.

23.1.12      Earnings per share

In determining earnings per share, the Group considers the net profit after tax and includes the post-tax effect of any extra-ordinary/exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the Board of Directors.

23.1.13      Investments

Trade investments are the investments made to enhance the Group's business interests. Investments are either classified as current or long-term based on Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

23.1.14      Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the Group are segregated.

23.2   Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in note 23.3. All exact amounts are stated with the suffix "/-". One crore equals 10 million.

The previous year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

23.2.1 Aggregate expenses

The aggregate amounts incurred on certain specific expenses:

in Rs. crore
	Year ended March 31,
	2006	2005

Salaries and bonus including overseas staff expenses	4,664	3,424
Contribution to provident and other funds	101	92
Staff welfare	36	24
Overseas travel expenses	442	320
Traveling and conveyance	89	61
Technical sub-contractors	163	109
Software packages
for own use	140	117
for service delivery to clients	30	15
Professional charges	129	86
Telephone charges	91	57
Communication expenses	63	55
Power and fuel	68	44
Office maintenance	75	46
Rent	52	41
Brand building	48	35
Commission and earnout charges	31	25
Insurance charges	25	33
Printing and stationery	13	13
Computer maintenance	21	16
Consumables	16	16
Rates and taxes	12	9
Advertisements	16	13
Donations	17	21
Marketing expenses	12	11
Professional membership and seminar participation fees	10	6
Repairs to building	16	14
Repairs to plant and machinery	11	8
Postage and courier	6	5
Provision for post-sales client support and warranties	(14)	31
Books and periodicals	5	3
Recruitment and training	7	2
Provision for bad and doubtful debts	10	24
Provision for doubtful loans and advances	-	-
Commission to non-whole time directors	1	1
Sales promotion expenses	2	1
Auditor's remuneration
statutory audit fees	1	1
certification charges	-	-
others	-	-
out-of-pocket expenses	-	-
Bank charges and commission	1	1
Freight charges	1	1
Research grants	1	1
Miscellaneous expenses	18	13
	6,430	4,795

The above expenses for the year ended March 31, 2006 include Fringe Benefit Tax (FBT) in India amounting to Rs. 15 crore (for the year ended March 31, 2005, Rs. nil ) wherever applicable.

23.2.2 Capital commitments and contingent liabilities

in Rs. crore
	As at
	March 31, 2006	March 31, 2005
Estimated amount of unexecuted capital contracts
(net of advances and deposits)	519	275
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others	26	16
Claims against the company, not acknowledged as debts	14*	16
(Net of Amount paid to statutory authorities of Rs. 138 crore (Rs. Nil) on account of claims not acknowledged as debts)
Forward contracts outstanding
In US$	US$ 119,000,000	US$ 353,317,400
(Equivalent approximate in Rs. crore)	529	1,558
Options Contract Outstanding
Put options In US$	US$ 4,000,000
(Equivalent approximate in Rs. crore)	18
Call options In US$	US$ 8,000,000
(Equivalent approximate in Rs. crore)	36
Range barrier options in US $	US$ 210,000,000
(Equivalent approximate in Rs. crore)	934	-
Range barrier options in Euro	Euro 3,000,000	-
(Equivalent approximate in Rs. crore)	16	-
Range barrier options in GBP	£3,000,000	-
(Equivalent approximate in Rs. crore)	23	-

* Claims against the Company not acknowledged as debts include demands from the Indian tax authorities for payment of additional tax of Rs. 135 crore (Rs. Nil), including interest of Rs. 33 crore (Rs. Nil), upon completion of their tax review for fiscal 2002 and 2003. The tax demand is mainly on account of disallowance of a portion of the deduction to its taxable income under Indian law claimed by the company under Section 10A of the Income-tax Act. Deduction under Section 10A of the Income-tax Act is determined by the ratio of "Export Turnover" to "Total Turnover". The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not reduced from Total Turnover.

The company is contesting the demand and management, including its tax advisers, believe that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations.

23.2.3 Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the year ended March 31, 2006 and 2005 and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:-

in Rs. crore
	Year ended
	March 31,
	2006	2005

Lease rentals recognized	52	45

Lease obligations	As at
	March 31, 2006	March 31, 2005

Within one year of the balance sheet date	32	27
Due in a period between one year and five years	114	84
Due after five years	61	24
	207	135

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of these lease agreements have price escalation clause.

23.2.4 Related party transactions

During the year ended March 31, 2006, an amount of Rs. 13 crore (for the year ended March 31, 2005 was Rs. 15 crore) has been donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

23.2.5 Transactions with key management personnel

Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2006 and 2005 have been detailed in Schedule 23.3.

23.2.6 Research and development expenditure

in Rs. crore
	Year ended
	March 31,
	2006	2005

Capital	-	-
Revenue	102	74
	102	74

23.2.7 Stock option plans

The company has two stock option plans that are currently operational.

1998 Stock Option Plan ("the 1998 Plan")

The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998, and is for issue of 58,80,000 ADSs representing 58,80,000 equity shares. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the board of directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

Number of options granted, exercised and forfeited during the	Year ended
	March 31,
	2006	2005

Options outstanding, beginning of year	30,54,290	38,71,010
Granted	-	-
Less: exercised	(6,85,702)	(5,85,800)
forfeited	(95,348)	(2,30,920)
Options outstanding, end of year	22,73,240	30,54,290

1999 Stock Option Plan ("the 1999 Plan")

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the board of directors approved the plan in June 1999, which provides for the issue of 2,64,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Year ended
	March 31,
	2006	2005

Options outstanding, beginning of year	1,40,54,937	1,83,62,120
Granted	-	-
Less: exercised	(42,98,729)	(34,20,525)
forfeited	(1,66,671)	(8,86,658)
Options outstanding, end of year	95,89,537	1,40,54,937

The aggregate options considered for dilution are set out in note 23.2.18

Progeon's 2002 Plan

Progeon's 2002 Plan provides for the grant of stock options to employees of Progeon and was approved by the board of directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of Progeon. The 2002 Plan provides for the issue of 52,50,000 equity shares to employees, at an exercise price, which shall not be less than the Fair Market Value ("FMV") on the date of grant. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances.

The activity in Progeon's 2002 Plan during the year ended March 31, 2006 and 2005 :-

Number of options granted, exercised and forfeited during the	Year ended
	March 31,
	2006	2005

Options outstanding, beginning of year	31,16,518	31,24,625
Granted	11,56,520	4,32,900
Less: exercised	(7,87,748)	(1,13,650)
forfeited	(10,32,960)	(3,27,357)
Options outstanding, end of year	24,52,330	31,16,518

Proforma Accounting for Progeon Stock Option Plan

Guidance note on "Accounting for employee share based payments" issued by Institute of Chartered Accountants of India establishes financial accounting and reporting principles for employee share based payment plans. The guidance note applies to employee share based payment plans, the grant date in respect of which falls on or after April 1, 2005.

As allowed by guidance note, Progeon has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of guidance note "Accounting of employee share based premiums". Had the compensation cost for Progeon's stock-based compensation plan been determined in a manner consistent with the fair value approach described in guidance note, the Company's net Income and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated:-

	Year ended
	March 31,
	2006	2005

Net Profit:
As Reported	2,458	1,891
Less: Stock-based employee compensation expense	4	-
Adjusted Proforma	2,454	1,891

Basic Earnings per share as reported	90.06	70.48
Proforma Basic Earnings per share	89.92	70.48
Diluted Earnings per share as reported	87.55	68.64
Proforma Earnings per share as reported	87.41	68.64

The Fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

Dividend yield %	0%
Expected life	1 through 6 years
Risk free interest rate	7.5%
Volatility	50%

23.2.8  Income taxes

The provision for taxation includes tax liabilities in India on the company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of the company's and all of Progeon's operations are conducted through Software Technology Parks ("STPs"). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.

Infosys now also has operations in a Special Economic Zone. Income from SEZs are fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

During the year ended March 31, 2006, the tax authorities in an overseas tax jurisdiction completed the assessment of income upto fiscal year 2004. Based on the assessment order, management has re-estimated its tax liabilities and written back an amount of Rs.20 crore. The tax provision for the year is net of the write-back.

23.2.9  Loans and advances

	As at
	March 31, 2006	March 31, 2005
Deposits with financial institutions and body corporate:

Housing Development Finance Corporation Limited ("HDFC")	511	214
GE Capital Services India Limited	16	-
Life Insurance Corporation of India ("LIC")	80	66
	607	280
Interest accrued but not due (included above)	-	2

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with LIC represents amount deposited solely to settle employee benefit/ leave obligations as and when they arise during the normal course of business.

23.2.10    Fixed assets

Profit / loss on disposal of fixed assets

in Rs. crore
	Year ended
	March 31,
	2006	2005

Profit on disposal of fixed assets, included in miscellaneous income	1	-
Loss on disposal of fixed assets, included in miscellaneous expenses	(1)	(1)
Profit/(loss) on disposal of fixed assets, net	-	(1)

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as "Land - leasehold" under "Fixed assets" in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at March 31, 2006.

23.2.11    Details of Investments

Details of investments in and disposal of securities during the year ended March 31, 2006 and 2005:-

in Rs. crore
	Year ended
	March 31,
	2006	2005

Investment in securities
Liquid Mutual funds	1,855	445
	1,855	445
Redemption / Disposal of Investment in securities
Liquid Mutual funds	2,310	180
	2,310	180
Net movement in investment	(455)	265

23.2.12    Holding of Infosys in its subsidiaries

Name of the subsidiary	Country of	Holding as at
	incorporation	March 31, 2006	March 31, 2005
Progeon Limited	India	71.74%	99.54%
Infosys Technologies (Australia) Pty Ltd.	Australia	100%	100%
Infosys Technologies (Shanghai) Co. Ltd.	China	100%	100%
Infosys Consulting Inc.	USA	100%	100%
Progeon s.r.o. *	Czech Republic	71.74%	99.54%

* Progeon s.r.o is a wholly owned subsidiary of Progeon Limited.

23.2.13     Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could effect the customer's ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at March 31, 2006 the company has provided for doubtful debts of Rs. 2 crore (as at March 31, 2005 Rs. 8 crore) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

23.2.14     Segment reporting

The Group's operations predominantly relate to providing IT services and Business Process Management, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and directly charged against total income.

Fixed assets used in the business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Year ended March 31, 2006 and 2005

in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	3,427	1,324	1,566	968	2,236	9,521
	2,466	1,032	1,320	698	1,614	7,130
Identifiable operating expenses	1,466	586	587	394	896	3,929
	1,037	444	544	279	641	2,945
Allocated expenses	887	336	378	263	637	2,501
	647	251	323	166	457	1,844
Segmental operating income	1,074	402	601	311	703	3,091
	782	337	453	253	516	2,341
Unallocable expenses						437
						293
Operating income						2,654
						2,048
Other income (expense), net						138
						124
Net profit before taxes						2,792
						2,172
Income taxes						313
						326
Net profit after taxes						2,479
						1,846

Geographic segments

Year ended March 31, 2006 and 2005

in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	6,168	2,337	165	851	9,521
	4,648	1,589	133	760	7,130
Identifiable operating expenses	2,594	945	68	322	3,929
	1,932	627	37	349	2,945
Allocated expenses	1,577	565	39	320	2,501
	1,152	381	31	286	1,850
Segmental operating income	1,997	827	58	209	3,091
	1,564	581	65	125	2,335
Unallocable expenses					437
					287
Operating income					2,654
					2,048
Other income (expense), net					138
					124
Net profit before taxes					2,792
					2,172
Income taxes					313
					326
Net profit after taxes					2,479
					1,846

23.2.15    Dividends remitted in foreign currencies

The company remits the equivalent of the dividends payable to the holders of ADS ("ADS holders") in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders

Particulars of dividends remitted:-

Particulars	Number of shares to which the dividends relate	Year ended
		March 31,
		2006	2005
Final and one-time special dividend for Fiscal 2004	52,92,612	-	61
Interim dividend for Fiscal 2005	2,12,44,988	-	11
Final dividend for fiscal 2005	3,77,66,327	25	-
Interim dividend for fiscal 2006	3,80,51,211	25	-

23.2.16     Conversion of cumulative preference shares in Progeon

Progeon had issued an aggregate of 87,50,000   0.005% Cumulative Convertible Preference shares of par value Rs. 100 each to Citicorp International Finance Corporation ("CIFC") for an aggregate consideration of Rs. 94 crore per the shareholder's agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/-.

On June 30, 2005 CIFC exercised its rights under the shareholder's agreement and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Progeon increased by Rs. 9 crore to Rs. 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore. Infosys' equity holding in Progeon as of March 31, 2006 was 71.74%.

23.2.17     Provision for Investments

The company evaluates all Investments for any dimunition in their carrying values that is other than temporary and made a provision of Rs. Nil crore during the year ended March 31, 2006 (Rs. Nil during the year ended March 31, 2005) on trade investments.

The company provided Rs. 1 crore during the year ended March 31, 2006 (Rs. 0.10 crore during the year ended March 31, 2005) on revision of the carrying amount of Non - trade current investments to fair value.

23.2.18     Reconciliation of basic and diluted shares used in computing earnings per share

	Year ended March 31,
	2006	2005
Number of shares considered as basic weighted average shares outstanding	27,29,94,511	26,84,20,167
Add: Effect of dilutive issues of shares/stock options	78,33,799	71,63,377
Number of shares considered as weighted average shares and potential shares outstanding	28,08,28,310	27,55,83,544

Number of shares considered as weighted average shares and potential shares outstanding

23.2.19     Exceptional Item

During the year ended March 31, 2005 the company sold its entire investment in Yantra Corporation, USA ("Yantra") for a total consideration of US $12.57 million. The company has received an amount of Rs. 49 crore representing 90% of the consideration and the balance amounts have been deposited in Escrow to indemnify any contractual contingencies. The unlisted balance in the escrow account, if any, is eligible for release in April, 2006. The income arising thereof amounted to Rs. 45 crore (net of taxes) and is disclosed seperately as an exceptional item.

The carrying value of the company's investment in Yantra Corporation, USA, was Rs. Nil since a provision of Rs. 7 crore had been made in earlier years to recognise losses incurred by Yantra in excess of the company's contribution to capital. Accordingly the realised gain on disposal of investment of Rs. 45 crore, net of taxes of Rs. 4 crore has been recognised in the profit and loss account and being non recurring in nature has been disclosed in the statement of profit and loss account as an "exceptional item".

23.2.20    Cash flow statement

23.2.20.a

The balance of cash and cash equivalents includes Rs. 3 crore as at March 31, 2006 (Rs. 3 crore as at March 31, 2005 ) set aside for payment of dividends.

23.2.20.b

During the year ended March 31, 2005, Infosys issued bonus shares at the ratio of three equity shares for each equity share in India and a stock dividend of two ADSs for each ADS in USA. The ratio of shares to ADS was also changed from 1:2 to 1:1. Accordingly, the share capital stands increased by Rs. 100 crore. The bonus shares were issued by capitalization of general reserves.

23.2.20.c

Deposits with financial institutions and body corporate as at March 31, 2006 include an amount of Rs.80 crore (Rs. 66 crore as at March 31, 2005) deposited with Life Insurance Corporation of India to settle employee benefit/ leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

23.3     Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below.

Balance Sheet Items

in Rs. crore
		As at
Schedule	Description
		March 31, 2006	March 31, 2005

Balance Sheet	Minority Interest	68.00	0.14

2	Capital Reserve on Consolidation	49.08	0.10

4	Fixed assets
	Additions
	Vehicles	0.82	0.35
	Deductions/retirements
	Buildings	0.80	0.34
	Land: free-hold	0.01	0.00
	Vehicles	-	0.09
	Depreciation & Amortization
	Vehicles	0.19	0.10

8	Cash on hand	0.04	0.02

9	Unsecured, considered doubtful
	Loans and advances to employees	0.50	0.23
	Provision for doubtful loans and advances to employees	0.50	0.23

23.2.9	Loans & Advances
	Interest accrued but not due - Deposits with Financial Institutions and Body Corporates	0.10	1.68

Profit & Loss Items

in Rs. crore
		Year ended
Schedule	Description	March 31,
		2006	2005

13	Selling and Marketing expenses
	Communication Expenses	0.97	-
	Office maintenance	0.39	0.86
	Insurance charges	0.51	0.51
	Consumables	0.25	0.27
	Cost of Software Packages for Own Use	0.20	0.15
	Computer maintenance	0.01	0.13
	Rates & Taxes	-	0.03

14	General and Administrative expenses
	Provision for doubtful loans and advances	0.52	0.10
	Auditor's remuneration
	Statutory audit fees	1.14	0.88
	Certification charges	0.04	0.10
	Out-of-pocket expenses	0.04	0.02

Profit & Loss	Provision for investments	0.70	(0.10)

23.2.1	Aggregate expenses
	Provision for doubtful loans and advances	0.52	0.10
	Auditor's remuneration
	Statutory audit fees	1.14	0.88
	Certification charges	0.04	0.10
	Out-of-pocket expenses	0.04	0.02

23.2.6	Research and Development Expenditure - Capital	0.16	-

23.2.10	Profit on disposal of fixed assets, included in miscellaneous income	0.58	0.36

Cash Flow Statement Items

in Rs. crore
		Year ended
Schedule	Description	March 31,
		2006	2005

Cash Flow	Profit/(Loss) on sale of fixed assets	0.13	(0.57)
Statement	Provisions for investments	0.7	(0.10)

Transactions with key management personnel

Key management personnel comprise the directors and statutory officers.

Particulars of remuneration and other benefits provided to key management personnel during the year ended March 31, 2006 and 2005 are as follows:

in Rs. crore
Name	Salary	Contributions	Perquisites	Total
		to provident and other funds	and incentives	Remuneration
Chairman and Chief Mentor
N R Narayana Murthy	0.13	0.05	0.22	0.40
	0.12	0.04	0.15	0.31
Chief Executive Officer, President and Managing Director
Nandan M Nilekani	0.13	0.05	0.22	0.40
	0.12	0.04	0.16	0.32
Chief Operating Officer and Deputy Managing Director
S Gopalakrishnan	0.13	0.05	0.23	0.41
	0.12	0.05	0.15	0.32
Whole-time Directors
K Dinesh	0.13	0.05	0.21	0.39
	0.12	0.04	0.15	0.31

S D Shibulal	0.70	0.01	0.30	1.01
	0.82	-	0.32	1.14

T V Mohandas Pai	0.18	0.07	0.46	0.71
Chief Financial Officer	0.17	0.05	0.36	0.58

Srinath Batni	0.17	0.06	0.41	0.64
	0.16	0.06	0.32	0.54

Other Senior Management Personnel
V Balakrishnan	0.13	0.03	0.38	0.54
Company Secretary	0.12	0.04	0.39	0.55

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.21	-	-	0.21
	0.18	-	0.01	0.19

Marti G Subrahmanyam	0.18	-	0.12	0.30
	0.16	-	0.05	0.21

Philip Yeo	0.03	-	-	0.03
	0.12	-	-	0.12

Omkar Goswami	0.18	-	0.01	0.19
	0.16	-	0.01	0.17

Larry Pressler	0.17	-	-	0.17
	0.14	-	-	0.14

Rama Bijapurkar	0.17	-	-	0.17
	0.16	0.01	0.01	0.18

Claude Smadja	0.16	-	0.11	0.27
	0.16	0.01	0.13	0.30

Sridar A Iyengar	0.28	-	0.11	0.39
	0.16	-	0.10	0.26

David L Boyles	0.12	-	-	0.12
	-	-	-	-